                                                                File No. 70-9655

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------
                                 AMENDMENT NO. 4
                                       TO
                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  --------------------------------------------
                                    Conectiv
                         Conectiv Energy Holding Company
                         Atlantic City Electric Company
                                 ACE REIT, Inc.
                        Conectiv Atlantic Generation, LLC
                         Delmarva Power & Light Company
                       Conectiv Delmarva Generation, Inc.

                                 800 King Street
                              Wilmington, DE 19899
              ----------------------------------------------------
                     (Name of company filing this statement
                   and address of principal executive offices)

                                    Conectiv
              ----------------------------------------------------
                 (Name of top registered holding company parent)

                                 Philip S. Reese
                          Vice President and Treasurer
                                    Conectiv
                                 (address above)
              ----------------------------------------------------
                     (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

         Peter F. Clark, Esquire             Joyce Koria Hayes, Esquire
         General Counsel                     7 Graham Court
         Conectiv                            Newark, DE 19711
         (address above)

                                Table of Contents

Item 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

          A.   Introduction.

          B.   Background and Regulatory Environment

          C. Transactions related to the capitalization of Conectiv Delmarva Generation, Inc. ("CDG") and Conectiv Atlantic Generation, LLC ("CAG") through the contribution of generating assets. Capitalization of ACE REIT, Inc. ("ACE-REIT") through the contribution of CAG ownership interests to ACE-REIT.

          D.   Dividend of common stock of CDG and ACE-REIT to Conectiv.

          E. Authorization for the issuance of nominal shares of common stock to Conectiv. Approval of acquisition of the common stock of CDG and the common stock of ACE-REIT by CEH. Establishment of Conectiv Energy Holding Company ("CEH") as a subsidiary utility holding company through the contribution of CDG and ACE-REIT common stock to CEH. Determination that ACE-REIT is not a utility holding company. Possible future activities of CEH.

          F. Financing of CEH and financing of ACE-REIT, CAG, and CDG by CEH or Conectiv.

               1.   CEH financing by Conectiv.

               2.   CDG, CAG, and ACE-REIT financing by CEH or Conectiv.

          G. Authority for the acquisition of utility assets pursuant to a like-kind exchange if at that time CDG is not an EWG.

          H.   Affiliate Transactions.

          I.   Authorization Period and Reporting.

          J.   Statement Pursuant to Rule 54.

Item 2.   FEES, COMMISSION AND EXPENSES

Item 3.   APPLICABLE STATUTORY PROVISIONS

Item 4.   REGULATORY APPROVAL

Item 5.   PROCEDURE

Item 6.   EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits.

     B.   Financial Statements as of December 31, 1999.

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Item 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

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Items 1(a), 2, 4 and 6 of the Application/Declaration as previously amended are hereby amended and restated as follows:

1(a)     Description of Proposed Transactions

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

              ----------------------------------------------------

A. Introduction

         Conectiv, a registered holding company and a Delaware corporation, owns all of the outstanding common stock of Delmarva Power & Light Company, a Delaware and Virginia corporation and an operating public utility company ("Delmarva"), and of Atlantic City Electric Company, a New Jersey corporation and an operating public utility company ("ACE") and of certain direct and indirect nonutility subsidiaries. (See HCAR No. 26832 dated February 25, 1998 (the "Merger Order") in File No. 70-9069.) Delmarva provides electric service in Delaware, Maryland and Virginia and natural gas service in northern Delaware and ACE provides electric service in New Jersey. Among the nonutility businesses that Conectiv was permitted to retain under the Merger Order is Conectiv Energy Supply, Inc. ("CESI")(named Delmarva Energy Company at the time of the Merger Order and later renamed), which is currently operating as an energy marketing company. (See order authorizing the restructuring of the Conectiv nonutility operations and the merger into CESI of Petron Oil Company and the acquisition of stock of Delmarva Operating Services Company during phase 1 of the restructuring and of Atlantic Generating Inc. during phase 2 of the restructuring (HCAR No. 26953 dated December 16, 1998 (1) (the "Restructuring Order"))). Conectiv also owned Conectiv Energy, Inc., ("CEI") a previously inactive company that had recently begun investing in two projects that will qualify as eligible facilities. The Federal Energy Regulatory Commission ("FERC") has determined that CEI qualifies as an exempt wholesale generator ("EWG"). (2)

         This filing seeks authorizations required under the Public Utility Holding Company Act of 1935 as amended (the "Act") for the transfer of certain generating facilities of Delmarva and ACE to affiliates that initially will be utilities for purposes of the Act. Other generating assets will be sold to third parties and, to the extent authorizations under the Act are required in connection with the sales to third parties, a separate filing has been made. (3) Conectiv's intent is to transfer the

--------
(1) The restructuring U-1 envisioned that certain assets and contracts held by a division of Delmarva (doing business as Conectiv Energy) would be transferred to Conectiv Services, Inc. rather than CESI. It is now contemplated that CESI will engage in energy marketing at not only the industrial and commercial level, but also at the retail level. The Company now proposes that the assets and contracts referred to will be transferred to CESI or a subsidiary of CESI. The assets and contracts are not utility assets and the transfer does not require the approval of this Commission under the Act. The assets and contracts are utilized in an energy-related business as specified in Rule 58(b)(1)(v).

(2) The implementation of a like-kind exchange required that CEI be sold to a third party intermediary. Under the like-kind exchange, at a later time, CEI's assets as they then exist or other suitable generating assets would be transferred by the third party to CDG in consideration for and exchange for certain generating facilities previously transferred to CDG from Delmarva. The like-kind exchange is discussed in more detail in Section G below.

(3) See File No. 70-9607. As discussed in more detail later, there are three categories of generating facilities to be transferred by ACE and four categories to be transferred by Delmarva: 1) those sold to a non-EWG third party purchaser by Delmarva and ACE for which approval under the Act is required and requested in File No. 70-9607;

retained generating assets to affiliates that are not engaged in the transmission and distribution business and to convert Delmarva and ACE to "wires and pipes companies" that provide only regulated electric transmission and distribution services and, in the case of Delmarva, regulated gas distribution services.

         The transaction to accomplish the transfer of the facilities has been structured to maximize financing flexibility and to minimize state and federal tax consequences. The Delmarva facilities will be transferred to Conectiv Delmarva Generation, Inc. ("CDG"), which is a wholly-owned subsidiary of Delmarva that was originally incorporated as a real estate investment trust.(4) In exchange for the facilities, CDG will issue new shares of common stock to Delmarva. After the transfer of the facilities from Delmarva to CDG in exchange for additional common equity issued by CDG, Delmarva will declare a capital dividend to Conectiv in the form of CDG common stock. Conectiv will then fund a new subsidiary holding company created for this purpose named Conectiv Energy Holding Company ("CEH") by contributing the CDG common stock to CEH making CDG a direct subsidiary of CEH. CEH will become an intermediate holding company in the Conectiv corporate family.

         The ACE generating facilities to be retained will be contributed to Conectiv Atlantic Generation, LLC ("CAG"), a new wholly-owned subsidiary of ACE, in exchange for the ownership interest in CAG. CAG will temporarily become a wholly-owned subsidiary of ACE. ACE will then contribute the CAG ownership interest to ACE REIT, Inc. ("ACE-REIT"), an ACE subsidiary that was also formed to be a real-estate investment trust but was never funded (although initial minimal shares were issued) and was never active. ACE will then issue a dividend to Conectiv of ACE-REIT's common stock. Conectiv will then contribute the ACE-REIT common stock to CEH, making ACE-REIT a direct subsidiary of CEH and CAG an indirect subsidiary of CEH.

         The following two tables illustrate the intra-corporate transfers of the facilities and the corresponding transfers of the common equity shares related to the Facilities:

                               DELMARVA FACILITIES

[Flow Chart Graphics]

Step 1:                        Step 2:

           Delmarva                        Delmarva    Conectiv      CEH


  Common Stock      Facilities
                                      CDG               CDG
           CDG                       Common            Common
                                     Stock             Stock


2) those being sold to EWG third party purchasers by Delmarva and ACE for which no approval under the Act is required; 3) those being transferred to CDG or CAG by Delmarva or ACE and retained by the transferee and 4) those being transferred by Delmarva to CDG subject to an obligation to transfer the facilities to an EWG third party purchaser under the terms of a like-kind exchange agreement. The latter two types of facilities are identified on Exhibit H-1.

(4) Under the terms of the Financing Order (HCAR No. 35-26833) dated February 26, 1998, as supplemented by a supplemental order (HCAR No. 35-27111) dated December 14, 1999, subsidiaries of Conectiv are authorized to organize new entities for the purpose of facilitating financing. Delmarva and ACE now request authority for the use of CDG and CAG as utility subsidiaries and use of ACE-REIT as a subsidiary utility holding company until such time as CDG and CAG qualify as EWGs. Although minimal common stock was issued by CDG and ACE-REIT, CDG, CAG and ACE-REIT companies were never fully funded and never became operational. DPL-REIT, Inc.'s name was changed to CDG in anticipation of the proposed transfer. DPL REIT Holding Company, Inc., a shell intermediary company that existed for a time, was merged into Delmarva so that CDG is now a wholly-owned direct subsidiary of Delmarva.

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                               ATLANTIC FACILITIES

[Flow Chart Graphics]

Step 1:                             Step 2:




CAG
Ownership Facilities                Step 3:
 Interest


The net effect of these transactions is that Delmarva's generating facilities will be transferred to CDG and ACE's generating facilities to CAG and the common equity ownership related to the Delmarva and ACE generating facilities will be transferred to CEH. CDG and CAG will own no assets other than generation facilities and appurtenant transmission facilities and will sell power exclusively at wholesale. Both CDG and CAG will become subsidiaries of CEH, which will be a directly-owned subsidiary of Conectiv. In addition to the common stock of CDG and ACE-REIT, Conectiv proposes to contribute to CEH the common stock of CESI, a Rule 58 company and may at a future date contribute to CEH the common stock of Atlantic Cogeneration, Inc., which is also a Rule 58 company.

         The following tables show the placement of the relevant companies in the Conectiv corporate family on a pre-reorganization and post-reorganization basis.

                               PRE-REORGANIZATION

[Flow Chart Graphics]

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                               POST-REORGANIZATION

[Flow Chart Graphics]


Thus, Delmarva and ACE will be solely in the transmission and distribution business in those states in which they now operate. CEH will be an intermediate holding company and indirectly will be in the power production and sales and energy marketing businesses through its ownership of CDG, CAG and CESI. The retention of these facilities in a nonregulated environment in the system made up of Conectiv and its subsidiaries (the "System") has no financial impact and does not subject the System to any unusual risk as would proposed investments in foreign utilities or foreign EWGs. The operation of these facilities is part of the business in which the System has been engaged historically. The arena has merely changed from one of regulation to a deregulated environment.

         Following authorization from this Commission, CEH will issue securities to Conectiv to fund its business and the CEH subsidiaries each will issue securities to either CEH or Conectiv to fund its businesses.

         The authorizations requested under the Act related to the foregoing transactions are as follows:

1. Transactions Related to the Capitalization of CDG and CAG (referred to collectively as the "Energy Subsidiaries;")

         a) A capital contribution of certain generating utility assets by Delmarva to CDG, the issuance by CDG of common stock in consideration therefore, and the acquisition of the common stock by Delmarva;

         b) A capital contribution of certain generating utility assets by ACE to CAG; the issuance by CAG of ownership interests in the limited liability company in consideration therefore, the acquisition of the ownership interest by ACE and the contribution by ACE of the ownership interests in CAG to ACE-REIT establishing ACE-REIT as a Delaware holding company; and

         c) the acquisition by each of the Energy Subsidiaries of its portion of the generating assets.

2. Dividend out of capital or unearned surplus by ACE to Conectiv of the common stock of ACE-REIT and by Delmarva to Conectiv of the common stock of CDG.

3. Establishment of Conectiv Energy Holding Company ("CEH") as a subsidiary utility holding company through the contribution of CDG and ACE-REIT common stock to CEH. Approval of acquisition of CDG and ACE-REIT by CEH. Authorization for the Issuance of nominal shares of common stock to Conectiv. Determination that ACE-REIT is not a utility holding company.

4. Request for reservation of jurisdiction pending completion of the record with respect to status of CDG and CAG as EWGs.

5.   CEH authority to acquire EWGs as an Intermediary Company.

6. Financing of CEH by Conectiv and financing of CDG, CAG, and ACE-REIT by CEH or Conectiv.

7. Authority for the acquisition of utility assets pursuant to a like-kind exchange if, at that time, CDG is not an EWG.

B.   Background and Regulatory Environment

         Each of the states in which Delmarva and ACE operate has enacted legislation restructuring the electric utility industry in that state to provide retail choice of electricity suppliers. Generally, with restructuring, the supply component of the price charged to a customer for electricity would be deregulated, and electricity suppliers would compete to supply electricity to customers. Customers would continue to pay the local utility a regulated price for the delivery of the electricity over the transmission and distribution system.

         On August 31, 1999, the Delaware Public Service Commission ("DPSC") issued an order with respect to Delmarva's plan for complying with the Electric Utility Restructuring Act of 1999 (the "Delaware Act"). Retained customers with peak monthly load of 1,000 kilowatts ("KW") or more were able to choose electric suppliers as of October 1, 1999, customers with loads of 300KW or more were able to choose as of January 15, 2000 and all others may choose electric suppliers as of October 1, 2000. The Delaware Act permits Delmarva to sell, transfer, or otherwise divest its electric generating plants without DPSC approval after October 1, 1999. Electric rates are unaffected by such sales. Delmarva remains the provider of default service to customers who do not choose an alternative electricity supplier for a period of three or four years for non-residential and residential customers, respectively. Electric rates for these customers are fixed throughout this transition period. Following this transition period, the DPSC may request that Delmarva remain the provider of default service, but the service would be provided at market-based rates. Electric generation, deregulated by the DPSC under the Delaware Act, has become a nonregulated business activity. Pursuant to a settlement of a Code of Conduct case initiated by the DPSC, Delmarva is required to make a good faith effort to divest all competitive, nonregulated business activity by August 31, 2000.

         In Maryland, as in Delaware, Delmarva's Plan for implementing Electric Customer Choice and Competition Act of 1999, which was approved by the Maryland Public Utility Commission on October 8, 1999, provides that rates are unaffected by the sale or transfer of any generating assets. Delmarva will provide default service to customers who do not choose an alternative electricity supplier from July 1, 2000 to July 1, 2004 for residential customers and July 1, 2000 to July 1, 2003 for others.

         The Virginia Electric Utility Restructuring Act phases-in retail electric competition beginning January 1, 2002. As part of a restructuring application filed with the Virginia State Corporation Commission ("VaSCC"), Delmarva is seeking approval to transfer the facilities. Approval also will be obtained for the transfer of the facilities from Delmarva to CDG under the Virginia Affiliates Act.

         The New Jersey Board of Public Utilities ("NJBPU") issued a Summary Order on July 15, 1999 concerning restructuring of ACE's electric supply business. Among other matters, the Summary Order provided ACE's customers with a choice of electricity suppliers effective August 1, 1999. However, ACE is obligated to supply electricity to customers who do not choose an alternative electricity supplier through July 31, 2002 under the Basic Generation Service.(5) Gains or losses on the sale of ACE's generating plants (other than certain "mid-merit" plants) will affect the amount of stranded costs to be recovered from customers and would not affect ACE future earnings. In the event of a sale within four years of certain "mid-merit" plants to third parties, 50% of any gain would reduce stranded costs and 50% would affect earnings. The transfer to an affiliate of certain "mid-merit" plants is preapproved and does not affect stranded costs or future earnings. ACE is only required to file proposed accounting entries with the NJBPU. On March 8, 2000, the NJBPU adopted standards governing the relationship between ACE and its nonregulated affiliates. Under those standards, ACE is required to divest any interest in competitive businesses, including the ownership of the "mid-merit" plants being transferred pursuant to this Application/Declaration.

         Under the Delaware and New Jersey electric industry restructuring legislation and implementing rules, Delmarva and ACE are in the process of exiting the business of generating electricity. Conectiv is implementing a "mid-merit" strategy through the sale of baseload facilities and the retention of "mid-merit" facilities by new generating company subsidiaries. Nuclear and non-strategic baseload fossil electric generating plants that run almost continuously to supply the base of minimum demand level for electricity are to be sold to third parties. The mid-merit facilities to be retained and transferred to an affiliate are comprised of electric generating plants that can quickly increase or decrease their KW per hour output level on an economic basis. These plants are generally operated during times when demand for electricity rises and prices are higher. Approximately 1,412 MW of net generating capacity owned by Delmarva and 1,123 of net generating capacity owned by ACE will be transferred or sold to non-affiliates.(6) Pursuant to this application, it is proposed that approximately 1,364 MW of net generating capacity owned by Delmarva (exclusive of the net generating capacity subject to the like-kind exchange) and 502 MW of net generating capacity owned by ACE will be transferred to CDG and CAG respectively. Prior to its sale, CEI had begun making investments in the construction of two projects involving combustion turbine generating facilities that are compatible with Conectiv's mid-merit strategy.

C. Transactions related to the establishment of CDG and CAG as utility subsidiaries and the capitalization of CDG and CAG through the contribution of generating assets. Capitalization of ACE-REIT through the contribution of CAG ownership interests to ACE-REIT

     CDG is currently an inactive wholly-owned subsidiary of Delmarva. CDG issued a minimal number of shares of common stock to Delmarva to establish CDG as a subsidiary that could qualify

-----------
(5) Under the terms of the Summary Order, ACE is outsourcing the Basic Generation Service. CESI may bid to supply all or a portion of the capacity and energy need of the Basic Generation Service.

(6) It is currently anticipated that approximately 127 MW of net generating capacity owned by Delmarva will be transferred to CDG subject to an obligation to transfer the assets to a third party in consideration for certain like-kind assets. (The specific assets to be transferred to CDG are identified on Exhibit H-1). See Item 1.I below.

as a real estate investment trust. Delmarva proposes to further capitalize CDG through the contribution by Delmarva to CDG of generating assets listed in Exhibit H-1 hereto. In consideration for the capital contribution, CDG will issue additional common stock to Delmarva.

    ACE will make a capital contribution consisting of the generating assets listed in Exhibit H-1 (together with the generating assets transferred by Delmarva to CDG, the "Generating Assets") to CAG, a newly established Delaware limited liability company. CAG will issue ownership interests to ACE. ACE will then contribute the ownership interest in CAG to another wholly-owned subsidiary, ACE-REIT, establishing CAG as an indirect subsidiary of ACE and a direct subsidiary of ACE-REIT, which will be a Delaware holding company. The assets so transferred will continue to be accounted for as part of the Atlantic Utility Group (as defined in the Restated Certificate of Incorporation of Conectiv) for purposes of determining the dividend on Conectiv Class A Common Stock so that the transfer has no impact on the dividend for Class A Common Stock.

    CDG and CAG will acquire their respective portion of the Generating Assets so transferred and will operate the assets, selling 100% of the output to CESI, the marketing company in the System as described below.

    Delmarva's Generating Assets are encumbered by a Mortgage and Deed of Trust, dated October 1, 1943 as supplemented by 94 indentures supplemental thereto (the "Delmarva Mortgage"), in favor of Delmarva's bondholders. ACE's Generating Assets are encumbered by a Mortgage, dated January 15, 1937 as supplemented by 40 indentures supplemental thereto (the "ACE Mortgage"), in favor of ACE's bondholders. The Chase Manhattan Bank is the Successor Trustee under the Delmarva Mortgage and Bank of New York is the Successor Trustee under the ACE Mortgage. Delmarva and ACE are working with the Trustees to release the Generating Assets from the liens of the mortgages, in accordance with the provisions of the terms of the mortgages.

      Pursuant to orders of the state commissions in which they operate and subject to the submission of certain accounting entries to the NJBPU in the case of ACE and approval of the VaSCC and the Pennsylvania Public Utility Commission ("PaPUC") in the case of Delmarva, ACE and Delmarva each has been authorized and pre-approved to transfer the Generating Assets at book value to a new affiliate in the Conectiv System. Such a transfer will permit the new affiliate to operate the assets efficiently in a competitive environment. Ultimately CDG and CAG will need the flexibility shared by competitors in the deregulated generating industry and can only achieve that flexibility with EWG status as discussed below.

D.   Dividend of Stock of CDG and ACE-REIT to Conectiv.

         As of December 31, 1999, as a result of write-downs occurring due to state electric industry restructuring, Delmarva had approximately $147.3 million of retained earnings. The capital or unearned surplus account, titled "Additional Paid in Capital" totaled approximately $528.9 million. As of December 31, 1999, Delmarva's common stock equity to total capitalization ratio ("Common Equity Ratio") was approximately 36%. The book value of the CDG stock to be transferred to Conectiv by dividend is approximately $301.4 million (of which $26.4 million is associated with the assets transferred and subject to the like-kind exchange) and will be paid out of the capital or unearned surplus account, leaving all retained earnings for the payment of dividends to preferred stock holders and to Conectiv as the holder of all outstanding Common Stock. The capital dividend by Delmarva is estimated to cause the Common Equity Ratio for Delmarva to fall to approximately 26% until the sale of other generating facilities to NRG Energy, Inc. is completed, when the gain on the sale will cause the Common Equity Ratio to return to over 30%. The closing

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
for the sale of generating assets to NRG Energy, Inc. is scheduled for September 1, 2000 but is contingent on the prior receipt of state regulatory approvals.

     As of December 31, 1999, also as a result of write-downs occurring due to state electric industry restructuring, ACE had approximately $130.0 million of retained earnings. The book value of the ACE-REIT stock to be transferred to Conectiv by dividend is approximately $77.2 million and thus, could be paid by ACE out of retained earnings. However, generally accepted accounting principles require that the dividend be accounted for as a dividend out of capital surplus. As of December 31, 1999, ACE's Common Equity Ratio was approximately 37%. While the ACE dividend of ACE-REIT common stock will impact ACE's Common Equity Ratio, ACE's Common Equity Ratio does not drop below 30% as a result of the transactions proposed in this filing. (7)

     As of December 31, 1999, Conectiv's Common Equity Ratio was approximately 26% due to a combination of write-offs due to electric industry restructuring and the nonavailability of subsidiary retained earnings due to merger accounting. (See HCAR No. 35-27111 dated December 14, 1999 in File No. 70-9095 reducing the Common Equity Ratio condition to financing authorizations to 20%.) Conectiv estimates that the sale of generating assets to NRG Energy, Inc. will return Conectiv's Common Equity Ratio to above 30% and that neither the transactions proposed in this file nor the issuance of transition bonds by ACE is estimated to reduce Conectiv's Common Equity Ratio to below 30%. The closing for the sale of generating assets to NRG Energy, Inc. is scheduled for September 1, 2000.

E. Authorization for the issuance of nominal shares of common stock to Conectiv. Establishment of Conectiv Energy Holding Company ("CEH") as a subsidiary utility holding company through the contribution of CDG and ACE-REIT common stock to CEH. Approval of acquisition of CDG and ACE-REIT by CEH. Determination that ACE-REIT is not a utility holding company

     Conectiv proposes to establish CEH as a new subsidiary holding company for the purpose of holding ownership and directing the activities of various companies engaged in the generation and marketing of electricity and other forms of energy. Conectiv intends for CEH to invest in one or more EWGs and to consolidate or dispose of the ownership interests in any such EWG so acquired so long as the aggregate limitation on such investments as established from time to time is not exceeded.

     Following authorization from this Commission, CEH will issue a nominal number of shares of common stock to Conectiv in exchange for a nominal amount of cash not exceeding $1000. Conectiv then proposes to transfer to CEH, through a capital contribution, Conectiv's ownership interest in CDG and ACE-REIT. Approval of the Commission is requested for the creation of CEH,

-------------
(7) Under a request for confidential treatment, Conectiv filed projections that anticipated the issuance, by a special purpose subsidiary of ACE in the fourth quarter of 2000, of transition bonds secured by a regulatory charge designed to reimburse the utility for some stranded costs. The Company intends to file an Application with the Commission requesting authorization to issue the securitized transition bonds. These projections indicated that the issuance of securitized transition bonds is estimated to drop ACE's Common Equity Ratio to approximately 23%. Assuming ACE has earnings growth comparable to historic growth, ACE estimates that the Common Equity Ratio will return to a level higher than 30% by the year end of 2004. (See Exhibit H-2 filed herewith under a request for confidential treatment.) Conectiv states that neither the transactions proposed in this filing nor the issuance of the transition bonds will cause the long-term debt ratings for Conectiv, Delmarva or ACE to drop below investment grade. The issuance of the securitized transition bonds will be structured so that such bonds are fully non-recourse to the utility. Generally, rating agencies do not include securitized transition bonds as debt for credit rating purposes.

the contribution of the common stock of CDG and ACE-REIT to CEH, the acquisition of the common stock by CEH and the issuance of common stock to Conectiv. CEH will not be an operating company, will have no employees and will function as an intermediary holding company that will be a utility holding company until such time as CDG and CAG are qualified as EWGs. Until such time as CDG and CAG are declared to be EWGs (estimated to be by December 31, 2000), Conectiv requests that the Commission deem ACE-REIT not to be a utility holding company solely for the purpose of section 11(b)(2) which provides that this Commission shall take such action as it finds necessary in order that the holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company. ACE-REIT, as a Delaware holding company, is a company that derives its revenues solely from the ownership of the common stock in companies doing business in other jurisdictions. (8)

         Conectiv also proposes to contribute to CEH the common stock and other securities held in CESI and at some point in the future, may contribute to CEH common stock and other securities held in Atlantic Cogeneration, Inc. ("AGI"). Since CESI and AGI are Rule 58 companies the acquisition of the securities by CEH is exempt from approval under Rule 58. The capital contribution of the securities by Conectiv also requires no approval pursuant to Rule 45(b)(4). The following description of the companies is intended to provide an overview of the holdings of the proposed subsidiary utility holding company, CEH.

         In the Merger Order, Conectiv was authorized to retain ownership of CESI (formerly named Delmarva Energy Company) as a Rule 58 energy marketing company (See HCAR No. 35-26832 dated February 25, 1998). Under the subsequent Restructuring Order, Petron Oil Corporation was merged into CESI and CESI acquired ownership of Delmarva Operating Services Company ("DOSC"), a company providing management services to independent production companies or EWGs.

         CESI will also become the company providing energy management services to customers. Services may include:

- Energy services to large commercial and industrial customers including power system consulting, end-use efficiency services, customized on-site systems services and other energy services.

- Energy management services including demand-side management and energy audits.

- Conditioned power services that prevent, control or mitigate adverse effects of power disturbances.

- Asset management services related to energy-related systems, facilities and equipment including distribution systems and substations, transmission facilities, generation facilities, boilers, chillers, and HVAC and lighting systems and to qualifying and non-qualifying cogeneration and small power production facilities under the Public Utility Regulatory Policies Act of 1978.

-------------
(8) In the National Grid Group Acquisition of New England Electric System order (HCAR No. 35-27154 dated March 15, 2000), the Commission concluded that it could "look through" the Intermediate Holding Companies. . . for the purposes of the analysis under section 11(b)(2) of the Act." (Text accompanying Footnote 70). As with National Grid, ACE-REIT "will not serve as means . . . to diffuse control of the [Conectiv System]. . . Rather, th[is] compan[y] will be created as a special-purpose entit[y] for the sole purpose of helping the parties capture economic efficiencies that might otherwise be lost in a cross-[state] transaction."

- Consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services, risk management services, communications systems, information systems, data processing, system planning, strategic planning, finance, feasibility studies, and similar services.

- Other services related to the consumption of energy and the maintenance of property by end-users.

         Currently, Conectiv Solutions, LLC ("Solutions") is authorized to engage in the business of providing these services. For the information of the Commission, it is planned that Solutions will withdraw from these activities and will confine its services to those other services previously authorized.

         CESI will continue to be a Rule 58 company. Substantially all revenues will be derived from (in order of anticipated relative contribution): 1) brokering, marketing (at wholesale and retail) and trading transactions involving electricity and other types of energy commodities (Rule 58(b)(1)(v));
2) energy management or demand-side management services (Rule 58(b)(1)(i)); and
3) the sale of technical, operational, management, and other similar services and expertise developed in the course of utility operations in such areas as power plant and transmission system engineering, development and design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation. (Rule 58(b)(1)(vii)). To minimize risks associated with dealing in energy commodities, CESI also will engage in hedging and/or financial transactions associated with energy marketing, including derivatives, future contracts, options and swaps, including, without limitation, electric power, oil, natural and manufactured gas, emission allowances, coal, refined petroleum products and natural gas liquids and to provide incidental related services to customers, such as fuel management, storage and procurement services. CESI will engage in such activities without regard to the location or identity of customers or source of revenues. However, CESI's sales of electricity to either of Conectiv's electric utility subsidiaries, Delmarva or ACE will be made pursuant to the approval of the FERC under the Federal Power Act. CESI will have the right to sell at retail in Delmarva's and ACE's service territories and will be assuming any unregulated retail transactions and programs already underway at Delmarva. As discussed below, the Energy Subsidiaries will have contracts with CESI providing for the sale of each Energy Subsidiary's output to CESI. The Energy Subsidiaries Delmarva and ACE may also have contracts providing for the purchase of power from CESI. The Delmarva purchases would constitute a portion of the power needed to meet its default service requirements.

      AGI was a nonutility subsidiary holding company that was an indirect subsidiary of Atlantic Energy, Inc. prior to the merger that created Conectiv. AGI and its subsidiaries develop, own and operate independent power production, which is also a permissible energy-related activity under Rule 58(b)(1)(viii). As noted above, under the Restructuring Order, it was contemplated that AGI would become a subsidiary of CESI during phase 2 of the restructuring. It is now proposed that ownership of AGI would be transferred to CEH.

F.   Financing of CEH and Financing of ACE-REIT, CAG and CDG by CEH

     Authorization is requested for CEH, ACE-REIT, CAG and CDG to engage in certain financing until such time as CAG and CDG qualify as EWGs and the financing of the companies can be accomplished through Rule 52 or until March 31, 2002 whichever first occurs (the "Authorization Period").

         1. CEH Financing by Conectiv

         CEH requests authority to issue common stock or long or short-term debt to Conectiv as necessary to fund the operations of its businesses through the Authorization Period and after the initial nominal funding described above. Since CEH is temporarily a utility holding company under the Act, Rule 52 is unavailable to permit financing without Commission approval. After CDG and CAG become EWGs, Rule 52 will apply to permit future financing without further order of the Commission.

         Any debt issued by CEH to Conectiv will bear interest at a rate designed to approximate Conectiv's cost of money and will be for a maximum term of 30 years. Also, authorization is requested for CEH to participate in the Conectiv System Money Pool. The total debt and equity to be issued by CEH through the Authorization Period will not exceed $750 million dollars, less the amount of any debt issued by a CEH subsidiary directly to Conectiv as proposed below. The proceeds will be used to meet the borrowing needs of CEH subsidiaries, including not only CAG, CDG and ACE-REIT, but also CESI and potentially AGI and EWGs acquired in the future. CEH's investment in EWGs will be subject to the aggregate limitation on investments in EWGs established by Rule 53 or by Order from time to time.

         2. CAG, CDG and ACE-REIT financing by CEH or Conectiv

         Under the terms of the Financing Order, Conectiv has authority to guarantee the obligations of direct and indirect subsidiaries aggregating up to $350 million at any time outstanding. Under this authority, Conectiv may guarantee obligations of CAG, ACE-REIT, CDG, CESI and other subsidiaries of CEH subject to any limitations on Aggregate Investments in EWGs or Rule 58 companies.

         ACE-REIT, CAG and CDG request authority to issue equity or long or short-term debt to CEH or Conectiv as necessary to fund the operations of their businesses through the Authorization Period. Since CAG and CDG are utility companies under the Act, but are not subject to regulation in a state, Rule 52 is unavailable to permit financing without Commission approval. Similarly ACE-REIT is a utility holding company making Rule 52 unavailable. After CDG and CAG become EWGs, Rule 52 will apply to permit future financing without further order of the Commission. Any debt issued by CAG, CDG or ACE-REIT will mature in thirty years or less and will bear interest at a rate designed to approximate the lender's cost of money. Also, authorization is requested for CAG, CDG, and ACE-REIT to participate in the Conectiv System Money Pool. It is proposed that the maximum amount of debt and equity financing for CDG be $150 million and for ACE-REIT and CAG be $100 million each, recognizing that any equity funding of CAG will flow though ACE-REIT.

G. Authority for the acquisition of utility assets pursuant to a like-kind exchange if at that time CDG is not an EWG

         As noted in Footnotes 2 and 6 above, it is currently anticipated that approximately 127 MW of net generating capacity owned by Delmarva will be transferred to CDG subject to an obligation to transfer the assets to a third party in consideration for receipt of certain like-kind assets ("The LKE Assets Received from Delmarva").

         The like-kind exchange agreement will enhance cash flow and utilize certain tax efficiencies for the System. Ownership of CEI has been transferred to a third party intermediary to facilitate the exchange and as a result, a portion of the investment to be made by CEI in certain eligible facilities aggregating up to $350 million, for which authorization is currently sought in File No. 70-9095 (the "New Hay Road Facilities"), may in part be made by a nonaffiliated third party. The LKE Assets Received from Delmarva will ultimately be sold to the third party in exchange for the acquisition by CDG of either 1) the New Hay Road Facilities at the time when the investment in the New Hay Road Facilities equals or approximates the value of the LKE Assets Received from Delmarva or 2) other suitable generating assets. If the New Hay Road Facilities are reacquired, CDG then would complete the construction of the New Hay Road Facilities. The third party will be an EWG so the transfer by CDG of generating assets to the third party will not require further approvals. If CDG is an EWG at the time of the reacquisition of the New Hay Road Facilities or other generating assets, the aggregate investment will have been approved by the order currently sought in File No. 70-9095. If CDG is not an EWG at the time of the reacquisition of the New Hay Road Facilities or other generating assets, authorization is requested for the acquisition of the facilities as utility assets.

H.  Affiliate Transactions

         All ongoing relationships between the Energy Subsidiaries or CEH and affiliates involve the sale of electricity or natural gas or of another commodity or service, the sale of which is normally subject to public regulation so that under Rules 80 and 81, approval of this Commission is not required. The sole exceptions are the form of the service agreement with Conectiv Resource Partners, Inc. ("CRPI") and the intrasystem tax allocation agreement. The service agreement will be executed in the form previously approved by this Commission. The tax allocation agreement complies with Rule 45(c) and has previously been filed with this Commission as an exhibit to the Annual Report on Form U5-S. Approvals from the utility commissions in the states of Virginia and New Jersey will be required for the interconnection and other agreements between CDG and Delmarva and CAG and ACE and Virginia approval will be required for the power purchase agreement between Delmarva and CESI.

I.  Authorization Period and Reporting

         Rule 24 (c)(1) under the Act provides, in pertinent part, that unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. To avoid the situation in which the Applicants fail to designate an alternative period, Applicants hereby designate the period from the date of the order in this matter to the expiration of the authority under this order as the period in which they will carry out the transactions authorized in this order, or previously authorized by Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by, the relevant orders.

     Applicants request that Energy Subsidiaries and CEH be authorized to report, annually in an Annual Report on Form U-13-60 under the Act, the following information: (a) each investment made by Conectiv or Delmarva or ACE in CEH, CDG, CAG or ACE-REIT during the immediately prior year; (b) a general description of the activities of each company in the immediately prior year; and
(c) the revenues and expenses of each company during the immediately prior year. The foregoing shall be in lieu of any certificates of completion or partial completion otherwise required by Rule 24 under the Act. If any report contains confidential or proprietary business or commercial information, confidential treatment under Rule 104 under the Act may be sought at such time.

J.       Statement Pursuant to Rule 54

         Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system, if Rules 53(a),
(b), or (c) are satisfied. Conectiv is in compliance with Rules 53(a), (b) and
(c).

         Rule 53(a) permits the Commission to authorize the issuance of securities to fund the acquisition of EWGs or FUCOs if the aggregate investment does not exceed 50% of the average consolidated retained earnings as reported for the four most recent quarterly periods on the holding company's Form 10-K or 10-Q. Conectiv's current investment in EWGs is less than 50% of average consolidated retained earnings as reported for the most recent quarterly periods.

         Conectiv has insignificant indirect interests in EWGs. DCTC-Burney, Inc., an indirect subsidiary of Conectiv, holds a 45% direct and indirect interest in Burney Forest Products, a joint venture, which is an EWG. There has been no additional post-merger investment in this EWG by Conectiv or a subsidiary. CEI is in the process of developing two new combustion turbine generation facilities as discussed above. As of May 31, 2000, Conectiv's investment in EWGs totaled $35 million.

          Conectiv and its subsidiaries will maintain books and records to identify the investments in earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2).

         In addition, the books and records of each such entity will be kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements will be prepared according to GAAP, and Conectiv undertakes to provide the Commission access to such books and records and financial statements as it may request. Employees of Conectiv's domestic public-utility companies will not render services, directly or indirectly, to any EWGs or FUCOs in the Conectiv System, thereby satisfying Rule 53(a)(3).

         Conectiv, in connection with any Form U-1 seeking approval of EWG and FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv System. Rule 53(a)(4) will be correspondingly satisfied.

Item 2.   FEES, COMMISSIONS AND EXPENSES

                  The fees, commissions and expenses to be incurred, directly or indirectly, by Conectiv or any associate company thereof in connection with the proposed transactions are estimated as follows:

Fees of Conectiv Resource Partners, Inc.       $30,000
Fees of Outside Counsel                        $35,400

Miscellaneous expenses                         $10,000
TOTAL                                          $75,400


Item 4.     Regulatory Approval.

     State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

The Federal Energy Regulatory Commission has jurisdiction over the proposed transfer of the transmission facilities associated with the generating assets. In addition authorization is required from the VaSCC for the transfer of the Generating Assets under the Affiliates Laws. In New Jersey, certain ACE accounting entries must be submitted to the NJBPU. The PaPUC must approve the transfer of facilities located in Pennsylvania. Copies of the FERC, Virginia and Pennsylvania applications and orders will be filed herewith or by amendment. No other state commission other than New Jersey, Virginia and Pennsylvania has jurisdiction over the proposed transactions.

         Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

Item 6.     Exhibits and Financial Statements.

         (a) Exhibits:

         A - 1    Certificate of Organization of CDG*
         A - 2    Certificate of Organization of ACE-REIT*
         A - 3    Certificate of Organization of CAG*
         B - 1    Form of Asset Transfer Agreement between Delmarva and CDG*
         B - 2    Form of Asset Transfer Agreement between ACE and CAG*
         D - 1    Summary Order dated July 15, 1999 issued by the NJBPU removing generating assets from regulatory oversight*
         D - 2    Application to VaSCC for Authority to Transfer Delmarva
                  Generating Assets under the Virginia Affiliates Act*
         D - 3    Order of VaSCC authorizing implementation of restructuring**
         D - 4    Order of the VaSCC under the Virginia Affiliates Act
                  authorizing asset transfer**
         D - 5    Application to FERC for approval of Transfer to an Affiliate*
         D - 6    FERC Order Authorizing Transfer*
         D - 7    Application to FERC for Approval of Dividend out of Capital
                  and Affiliate Transactions*
         D - 8    FERC Order authorizing Dividends out of Capital*
         D - 9    Application to the PaPUC for Authority to Transfer Delmarva
                  Generating Assets*
         D - 10   PaPUC Order Authorizing Transfer
         D - 11   Application to the VaSCC for Authority to Transfer Delmarva
                  Generating Assets pursuant to the restructuring*
         F        Preliminary opinion of counsel**
         G        Form of Federal Register notice*
         H - 1    List of Generating Assets to be transferred*
         H - 2    Financial Projections (Filed under a request for confidential treatment)

         * Previously Filed
         **To be Filed by Amendment



                                    SIGNATURE

       Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 28, 2000
                                         Conectiv
                                         Atlantic City Electric Company
                                         Delmarva Power & Light Company
                                         ACE REIT, Inc.
                                         Conectiv Atlantic Generation, LLC
                                         Conectiv Delmarva Generation, Inc.
                                         Conectiv Energy Holding Company


                                         By:  /s/ Philip S. Reese
                                            ----------------------
                                                  Philip S. Reese
                                                  Vice President and Treasurer



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